SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bowlero Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

10258P 102

(CUSIP Number)

Thomas F. Shannon

c/o Bowlero Corp.

7313 Bell Creek Road

Mechanicsville, Virginia 23111

(804) 417-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10258P 102

1.	Names of Reporting Persons. Thomas F. Shannon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,084,163
	8.	Shared Voting Power 77,555,373
	9.	Sole Dispositive Power 25,084,163
	10.	Shared Dispositive Power 77,555,373

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,555,373
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 10258P 102

1.	Names of Reporting Persons. Cobalt Recreation LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,471,210
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,471,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,471,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10258P 102

1.	Names of Reporting Persons. The Cobalt Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,471,210
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,471,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,471,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2021, as amended by Amendment No. 1 to this Schedule 13D filed with the SEC on January 27, 2023. Except as otherwise specified in this Amendment No. 2, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On March 2, 2023, Mr. Shannon acquired 4,908,234 shares of Class B Common Stock upon the conversion of 4,908,234 Restricted Stock Units held by Mr. Shannon which vested upon the closing share price of the Class A Common Stock equaling or exceeding $15.00 per share for 10 trading days within a consecutive 20-trading day period on or prior to the 5-year anniversary of the closing date of the Acquisition.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As of the date hereof, pursuant to a Rule 10b5-1 trading plan previously reported to have been adopted by a Reporting Person (the “Rule 10b5-1 Plan”), a Reporting Person has sold an aggregate of 2,400,000 shares of Class A Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 109,725,694 shares of Class A Common Stock outstanding as of February 8, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 15, 2023 and assumes the conversion of all the shares of Class B Common Stock and stock options beneficially owned by the Reporting Persons to shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any securities of the Issuer beneficially owned by A-B Parent LLC or Atairos Group, Inc. as parties to the Stockholders Agreement described in Item 6 of the Schedule 13D. A-B Parent LLC and Atairos Group, Inc. have separately filed Schedule 13Ds and amendments thereto with respect to their beneficial ownership of the Issuer’s securities.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Cobalt Recreation LLC holds 52,471,210 shares of Class B Common Stock, Mr. Shannon holds 8,348,227 shares of Class B Common Stock and stock options exercisable for 16,735,936 shares of Class B Common Stock. The Cobalt Group LLC is the managing member of Cobalt Recreation LLC and Mr. Shannon is the managing member of The Cobalt Group LLC.

(c)

Except as already reported in Amendment No. 1 to this Schedule 13D, the Reporting Person mentioned in Item 4 to this Amendment No. 2 to this Schedule 13D has effected the following transactions in the reported securities in the 60-days preceding the date of the cover pages hereto. All the sales listed below were effected by such Reporting Person in public market transactions pursuant to the previously adopted Rule 10b5-1 Plan.

Name of Security:	Action	Date	Number of Securities	Price Per Security
Class A Common Stock	Sale	2/02/2023	71,956	$14.27	(1)
Class A Common Stock	Sale	2/03/2023	40,759	$14.27	(2)
Class A Common Stock	Sale	2/15/2023	230,482	$14.87	(3)
Class A Common Stock	Sale	2/16/2023	353,261	$14.99	(4)
Class A Common Stock	Sale	2/17/2023	16,257	$14.86	(5)
Restricted Stock Units	Grant	2/23/2023	149		(6)
Class A Common Stock	Sale	2/28/2023	5	$16.00
Class A Common Stock	Sale	3/02/2023	19,238	$16.00	(7)
Restrcited Stock Units	Conversion to Class B	3/02/2023	4,908,234		(8)
Class B Common Stock	Conversion from RSUs	3/02/2023	4,908,234		(8)
Class A Common Stock	Sale	3/03/2023	176,153	$16.14	(9)
Class A Common Stock	Sale	1/26/2023	204,604	$16.17	(10)

(1)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.25 to $14.33, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(2)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.25 to $14.36, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(3)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.75 to $15.00, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(4)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.75 to $15.20, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(5)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.75 to $15.02, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(6)

The Restricted Stock Units (“RSUs”) were received pursuant to the terms of a certain business combination agreement entererd into in connection with the acquisition by the Issuer of Bowlero Corp. (the “Acquisition”). 50% of the RSUs will vest if the closing share price of the Class A Common Stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period on or prior to the 5-year anniversary of the closing date of the Acquisition, and 50% of the RSUs will vest if the closing share price of the Class A Common Stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period on or prior to the 5-year anniversary of the closing date of the Acquisition, and will otherwise be forfeited on the 5-year anniversary of the closing of the Acquisition.

(7)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $16.00 to $16.01, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(8)

Reflects the conversion of RSUs into shares of Class B Common Stock on a one-for-one basis. The RSUs were received pursuant to the terms of a certain business combination agreement entered into in connection with the Acquisition.

(9)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $16.00 to $16.25, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(10)

Reflects the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $16.00 to $16.47, inclusive. The reporting person undertakes to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2023

/s/ Thomas F. Shannon
THOMAS F. SHANNON

COBALT RECREATION LLC

By:	/s/ Thomas F. Shannon
Name: Thomas F. Shannon
Title: Managing Member

THE COBALT GROUP LLC

By:	/s/ Thomas F. Shannon
Name: Thomas F. Shannon
Title: Managing Member